Exhibit 14.1

Code of Business Conduct & Ethics

LAST UPDATED: July 9, 2021

Letter from the Chief Executive Officer to All Teammates of Sunlight Financial Holdings Inc. and its Subsidiaries

Dear Teammates:

From Sunlight’s inception when the entire team fit around a table in New Jersey in 2015 to today, 200+ strong and building, adherence to Sunlight’s core values has been at the center of Sunlight’s growth and continued success.  Being honest with our partners, even when it is difficult.  Being enduring and “scrappy” in our quest to find innovative solutions to help our contractors grow their businesses. At the same time, being committed to doing the right thing, integrity in-tact, with no ethical compromises, because we know that a company can be successful while also complying with the law and making a positive impact in our communities.  How we treat others – our partners, our customers, our communities, and one another, will determine how we are perceived.  We believe that these principles are the keys to building a burgeoning business, and the answers to our questions when we are not sure what to do next.

Building a culture where teammates are inspired, share the values that underpin the Company’s success and feel appreciated is critical to Sunlight’s continued growth.  Sunlight values talent.  We find the best teammates, develop them, and treat them with respect, dignity, and encouragement.  A key part of being a talent focused organization is vesting team-members with responsibility and decision- making authority while providing them with the tools and support needed to assure solid judgment and oversight.  Often, the right course of action is apparent but, when you are uncertain, this Code of Business Conduct & Ethics is intended to be a reference tool that you can use as a guide in making the right choices.

This Code may not address all circumstances or ethical questions that you encounter in the conduct of your role at Sunlight.  If you are faced with ethical or legal dilemmas, or have concerns about something you heard or saw, whether at Sunlight, in connection with one of our business relationships or otherwise, and you remain unsure about how to respond after reference to this Code, please raise your concerns with your manager, Human Resources, Legal or by anonymous means provided by the Company. We want to know your concerns.

I appreciate your continued dedication to living our Core Values and your commitment to abiding by our Code.  I am proud to lead a company that is committed to doing the right thing. Together, we can and will continue to build a thriving company.

Sincerely,

Matthew Potere

Chief Executive Officer, Sunlight Financial Holdings Inc.

Table of Contents

General	5

Scope	5

Policy	6

▪ Core Value: The Sunlight Team is Honest, has Integrity and Holds Themselves and Others Accountable	6

General	6

How We Communicate	6

Reporting Violations	6

Retaliation is Not Tolerated at Sunlight	7

Use of Social Media by the Sunlight Team	7

How Sunlight Responds to the News Media	8

Professional Conduct	8

Teammate Privacy	10

Protecting Consumer and Third-Party Data	10

▪ Core Value: Passionate	10

General	10

The Sunlight Team is Intellectually Curious about the Sunlight Business and the Industries in which Sunlight does or may Operate.	11

The Sunlight Team is Committed to ESG (Environmental, Social and Governance) Principles	11

Sunlight is Committed to Bettering the Communities in which Sunlight Teammates Live and Work	11

▪ Core Value: Scrappy	11

General	11

Sunlight is Committed to Cross Training and to Hiring and Developing Teammates who have an “All In” perspective.	11

▪ Core Value: Fair	12

General	12

Sunlight is Committed to Treating its Partners with Fairness and with an Open Mind.	12

Sunlight is Committed to Fair Dealing in the Conduct of its Business	12

Sunlight Follows Fair Competition Legal Requirements	13

Avoiding Conflicts of Interest is Central to Making Unbiased Business Decisions	13

Approval Before Accepting Board Memberships or Leadership Roles	14

Corporate Opportunities Must Be Directed to Sunlight	14

Only Certain Gifts and Entertainment Are Permitted	14

Using and Protecting Sunlight’s Information and Property	15

Protecting Our Business Partners’ Intellectual Property	15

Maintaining Accurate Financial and Accounting Records	16

Public Announcements and Disclosures	16

Sunlight has Zero Tolerance for Insider Trading	17

Sunlight has Zero Tolerance for Corruption and Money Laundering	17

International Trade Restriction Compliance	18

▪ Core Value: Inclusive	18

Nurturing and Maintaining Diverse and Inclusive Workplaces is Key to Sunlight’s Success	18

Sunlight is Committed to Making Unbiased and Fair Decisions as it Relates to Talent Development, Performance Measurement and Compensation	18

Sunlight will not Tolerate Harassment and Discrimination	18

Sunlight believes that Harnessing the Power of Diversity s Drive Innovative Solutions for the Company’s Business and Challenges	19

Political Activities	19

General Solicitation of Teammates	19

▪ Core Value: Talent-Focused	19

General	19

Sunlight is Committed to Inclusion and Diversity in Recruitment, Hiring and Retention of Teammates	20

Enforcement	20

Amendments, Modifications and Waivers	21

The Sunlight Code of Business Conduct & Ethics

General

This Code of Business Conduct & Ethics (our “Code”) is intended as a resource to guide the business and ethical conduct of all teammates, officers and directors of Sunlight Financial Holdings Inc. and its direct and indirect subsidiaries (“Sunlight” or the “Company”). Our Code summarizes our core values and the ethical standards and key policies that define them. Our core values have been at the heart of Sunlight’s growth and success and, we believe, are the key to our future. At Sunlight, our team is:

•	Honest

•	Passionate

•	Scrappy

•	Fair

•	Inclusive

•	Talent-Focused

Scope

Our Code Applies to all Teammates, Officers and Directors, to our Consultants, Independent Contractors (collectively, the “Sunlight Team”) and to the Sunlight Vendors and Service Providers (collectively, “Vendors”); Shared Values with Sunlight’s Team, Vendors and Channel, Capital, and Other Business Partners (collectively, “Partners”) is Critical to our Success.

Our Code and all relevant corporate policies apply to all of the Sunlight Team, Sunlight’s Vendors and Sunlight’s Partners. Each member of the Sunlight Team is independently responsible for reading and understanding this Code and acting accordingly. As a part of our Vendor management program, we evaluate the business conduct of our Vendors to assure that their business practices are consistent with the Sunlight Core Values. We also evaluate adherence to our Core Values in engaging in a business relationship with our Partners.

▪	We require Sunlight officers, directors and managers to lead the way in establishing a business culture based on Sunlight’s Core Values

At Sunlight, we believe in the concept of “tone at the top”, that leadership impacts expectations in the context of personal behaviors related to our work, our professional relationships, adherence to the Sunlight requirements and whether we live our Core Values in the workplace. Accordingly, we expect our directors, officers, and managers (collectively, “Senior Leadership”) to lead from the front and to set the tone for how all of our teammates should act in the choices they make in the conduct of Sunlight’s business. Our Senior Leadership are expected to model:

•	Unfailing honesty and integrity in the workplace;

•	Accountability at all levels:

•	Open and frank communication;

•	Fair and balanced decision making;

•	A relentless passion for our work and for Sunlight;

•	“Dig in” scrappiness with creative and simple problem-solving;

•	How to value, support and inspire talent at Sunlight;

•	Promotion of a diverse and inclusive workplace where differing perspectives are heard and embraced; and

•	An environment where teammates feel empowered to raise concerns.

▪	We believe shared values with our Vendors and Partners is critical to our success

Although our Code does not directly apply to Sunlight’s Vendors or Partners, we expect the Sunlight Team to seek out partnerships with businesses that hold themselves to similarly stringent ethical standards and to make this determination a part of the diligence process that Sunlight undertakes in deciding to engage in these partnerships.

Policy

Sunlight’s Business and Ethical Standards are Guided by Sunlight’s Core Values

When the Sunlight Team faces ethical or legal dilemmas and difficult business choices, we seek our answers in our Core Values.

▪	Core Value: The Sunlight Team is Honest, has Integrity and Holds Themselves and Others Accountable

General

Sunlight is committed to conducting our business with the utmost integrity and requires that all teammates conduct themselves ethically and in accordance with applicable laws and regulations. We also require that all teammates hold themselves accountable for their work and their decisions. As a part of our commitment to conduct ourselves with integrity, the Sunlight Team holds itself to a high standard of professionalism in all their interactions.

How We Communicate

Sunlight values honest, frank, and respectful communications in business. The Company invites discussion on points of disagreement and seek solutions that we can stand by and that support the Sunlight mission and our commitments to our shareholders, our Partners, our Vendors and with one-another.

Sunlight treasures and seeks to foster an open environment that supports the ability and willingness of the Sunlight Team to ask questions and to provide honest feedback to Senior Leadership, within their own groups and across groups. At the same time, Sunlight asks all of its teammates to be certain that their communications and questions are respectful to the listener and that the opinions they voice embrace the concept that we are all accountable for our actions, decisions, conduct and performance. Teammates should consider what their own contribution to any circumstance or incident has been or should be in connection with any dialogue or discussion of events, incidents, policy or otherwise.

Reporting Violations

Sunlight relies on the Sunlight Team’s commitment to these values of honesty and integrity to compel teammates to make Senior Leadership aware when they note behaviors within the Company, or by our Partners or Vendors, that are contrary to these principles. We strongly encourage any teammate who becomes aware of behaviors, business decisions or other conduct that is, or may be, unethical, dishonest, improper, unlawful, or otherwise inconsistent with this Code to report such behaviors or incident to their manager, the General Counsel, Corporate Compliance Officer and/or Human Resources. If you are uncertain if a report (a “Report”) is necessary, you are responsible for requesting additional guidance from your manager or Human Resources. Employees that are aware of conduct that is unethical or illegal or that violates our Code or the Company’s other policies and procedures are required to report such behavior. This requirement to report extends to the behaviors, business decisions or other conduct of our Partners and Vendors. The failure to report a known breach will in-itself be viewed as a material violation of this Code and of Sunlight’s Core Value of honesty.

Reports should be made immediately either anonymously via the Sunlight Hotline posted to Sunlight’s intranet, or confidentially to your manager, through Human Resources or the General Counsel or Corporate Compliance Officer as set forth below. Reports made confidentiality will be shared with the General Counsel who will use his/her best efforts to maintain the confidentiality of such information. You understand and agree in acknowledging this Code that the General Counsel may be required or deem it in the best interest of the Company to disclose such Report to a third party, such as to the Chief Executive Officer, Chief Financial Officer, a court, regulator or other individuals, and neither the Company nor the General Counsel will be liable to the reporting teammate for any damages or perceived damages incurred by such person in connection with making a Report as required hereunder. All Reports will be investigated promptly and thoroughly. While teammates making Reports may not be entitled to know all specific actions taken in connection with a Report, the Company does embrace a duty to provide an update to ensure the reporting teammate that the subject matter of the Report is being investigated and that action has or will be taken.

For more information, see Sunlight’s Whistleblower Policy.

Retaliation is Not Tolerated at Sunlight

Sunlight does not tolerate retaliation against any teammate that reports in good faith any conduct identified above. “Good faith” means acting honestly and without the intent to defraud or deceive others or misrepresent facts. If you are aware of any retaliatory acts, or occurrences that may be retaliatory – such as terminations, demotions, harassment, or demeaning conduct – by any teammate or of any teammate, you are required to immediately report the concern to Human Resources. Any teammate who retaliates against another teammate for reporting a possible deviation from this policy or for cooperating in an investigation, will be subject to disciplinary action, up to and including immediate termination of employment.

For more information, see Sunlight’s Whistleblower Policy.

Use of Social Media by the Sunlight Team

Sunlight does understand that the use of social media (including social networks, websites, and blogs) can be a fun and a rewarding way for teammates to share their lives and opinions with their family, friends, teammates, and others. Each teammate is solely responsible for what they post online and should fully consider the consequences before posting. Any social media activity that (a) affects the job performance of any teammate, (b) adversely affects Sunlight or its Partners or (c) adversely affects or is contrary to Sunlight’s legitimate business interests, is prohibited. Social media posts that run contrary to the values that the Company holds dear as articulated in this Code, even if not related to the Sunlight’s business, will reflect on Sunlight’s reputation, and may give rise to disciplinary action, including termination.

You should limit your use of social media during working hours or on equipment provided by Sunlight unless the social media activity is related to your work responsibilities. You are prohibited from using your work email address to create an account or otherwise register on any social networks, websites, blogs, or other online resources intended for personal use. Further, any social media activity by a teammate that states or implies that the teammate is speaking on behalf of Sunlight is prohibited without express, prior approval, as described in Sunlight’s Social Media Policy.

For more information, see Sunlight’s Social Media Policy.

How Sunlight Responds to the News Media

Members of the Sunlight Team may from time to time be contacted by members of the media (including news outlets and industry publications). No teammate is permitted to speak to the media on behalf of Sunlight without express, prior approval as described in Sunlight’s Media Relations Policy. In the event you are contacted with a request to speak with the media or to provide a statement or other information to the media, you should take the name and the contact information of the individual reaching out and submit the information to media@sunlightfinancial.com. Sunlight’s PR team will arrange an appropriate call back or statement from Sunlight, as determined advisable by the Company.

For more information, see Sunlight’s Media Relations Policy.

Professional Conduct

Sunlight believes that conducting our work with integrity includes respecting our teammates, Partners and Vendors by conducting ourselves with professional decency.

➢	Drugs

All of Sunlight’s workplaces – including our offices and other locations where we are sponsoring an activity or where a teammate is representing Sunlight – are drug-free. A teammate cannot (a) be present at any of our workplaces under the influence of drugs or (b) possess, use, sell or purchase or attempt to sell, distribute, purchase, transfer or cultivate any drugs in the workplace or (c) sell, distribute, purchase, transfer, cultivate, use, or possess any Drugs at any event where the teammate is reasonably perceived as a representative of Sunlight. The one exception is the possession and use of prescription medicines for which the teammate can and will present a prescription on request of the Company. “Drugs” includes (in any form): marijuana and synthetic cannabinoids (regardless of any legality of such Drugs in a state in which the teammate resides, of the Sunlight offices or of the locations of Sunlight’s Partners or Vendors or of events sponsored by either Sunlight or any of its Partners or Vendors); cocaine; heroin, morphine and other opiates; amphetamines; ketamine; PCP; MDMA; LSD, psilocybin and other hallucinogens; salvia; synthetic cathinones; and inhalants and any other drug identified as a narcotic or as illegal at the state or federal level in the U.S.

While Sunlight does not generally conduct routine drug testing because the Company believes in our shared value of honesty, Sunlight does reserve the right to require that you be tested for drugs if we reasonably suspect drug usage or to generally conduct routine drug testing across the Company. You may be subject to disciplinary action (including the immediate termination of employment) if you (i) refuse to submit to the test, (ii) adulterate or attempt to adulterate any required biological sample or (iii) test positive.

➢	Alcohol

Sunlight does not permit the consumption of alcoholic beverages at any of our workplaces during work hours except for special events sponsored by Sunlight. In any event, no teammate shall be permitted to drink to excess such that the teammate’s judgment or physical abilities are impaired at (i) any of our workplaces or at any event sponsored by Sunlight (including entertaining Partners or Vendors or potential partners or vendors or any party with whom Sunlight has an expectation of doing business) or (ii) any place or event where a teammate might be reasonably perceived as a representative of Sunlight.

Sunlight reserves the right to require that you be tested for alcohol if we reasonably suspect you of being under the influence of alcohol in violation of the foregoing. You may be subject to disciplinary action (including the immediate termination of employment) if you (A) refuse to submit to the test, (B) adulterate or attempt to adulterate any required biological sample or (C) test at a level of impairment in violation of the forgoing in the reasonable judgement of the Company in the context of the event giving rise to the request for a test.

➢	Tobacco

Sunlight does not permit the use of tobacco or similar products, including the smoking of cigarettes, cigars, pipes, e-cigarettes or vape pens or the chewing of tobacco, at any of our workplaces or in violation of the workplaces of any of our Partners or Vendors or in any place in which teammates find themselves in the course of their representation of Sunlight (e.g., airports, hail or call rides, public transport, etc.).

➢	Dress Policy

Allowing teammates to express themselves in how they dress and present themselves is important to Sunlight’s view of inclusiveness; however, the Sunlight Team should always exercise their best judgment in wearing attire and self-presentation that is appropriate for a professional workplace and that represents the Company in a positive and professional manner, including in the workplace (third parties may be in the Sunlight workplaces without the knowledge of a given or group of teammates), as it relates to visits by prospective teammates to the offices of Sunlight’s Partners or Vendors or of Sunlight’s Partners or Vendors to the Sunlight workplaces. A non-exhaustive list of unacceptable attire includes:

•	Athleisure or other workout clothes (including yoga pants)

•	Clothing that may be considered excessively tight or revealing

•	Shorts and tank tops

•	Hats

•	Teammates should exercise their best judgment to present a clean and neat professional appearance and dress, but you are not required to cut or otherwise alter your hair to conform to our standards. In particular, you are not prohibited from having twists, dreadlocks, braids, cornrows, Afros, bantu knots or fades or similar/specific hairstyles.

Sunlight is open to concerns related to disabilities or religious expectations and will make reasonable accommodations, within the wherewithal of the business, for medical, religious and/or other reasons, if accommodation of these policies are problematic for any teammate. If you have concerns regarding any one of these bases in terms of compliance with this or any other Section of this Code, please reach out to your manager or Human Resources.

For more information, see the “Appearance” section of Sunlight’s Teammate Handbook.

➢	Sunlight Will Not Tolerate Violence or Weapons in the Workplace

Providing a safe workplace for our teammates and for our Partners and Vendors to visit is critical. Sunlight has zero tolerance for (a) acts of violence, intimidation and bullying, including any direct, conditional or veiled threat of harm to any teammate or member of the staff of our Partners or Vendors, and (b) the possession of any firearm, explosive or other weapon, or any ammunition therefor, at any of our workplaces, while conducting business on Sunlight’s behalf, or while attending events sponsored or expressly permitted by Sunlight or in any venue or in context of any relationship with Sunlight Partners or Vendors.

If you are aware of any acts or threats of violence by any teammate against any other teammate or any staff member of any Partner or Vendor of Sunlight, or if you have witnessed or otherwise know of actual or threatened violence against any other teammate, or any staff member of any Partner or any Vendor, you are required to report it immediately to your manager, Human Resources or the General Counsel (or any other member of Executive Management). You are required to make such a report even if you are uncertain that a threat of violence is serious. Similarly, if you are aware that any teammate possesses any weapon in violation of the foregoing, you are required to report it immediately to your manager, Human Resources, or the General Counsel (or any other member of Executive Management). Sunlight is fully committed to investigating your concerns in a timely manner and maintaining confidentiality to the fullest extent possible.

For more information, see the “Violence in the Workplace and Weapons” sections of Sunlight’s Teammate Handbook.

Teammate Privacy

Sunlight is committed to respecting the privacy of all of our teammates. To that end, Sunlight carefully safeguards the confidentiality of all personal information as required by law (including personal health information and confidential or sensitive employment information) that the Company receives from any teammate in the employment process or otherwise in the conduct of Sunlight’s business. No teammate will use or disclose the personal information of any other teammate except to the extent necessary to satisfy the teammate’s job responsibilities.

Protecting Consumer and Third-Party Data

Protecting the confidential information of our channel partners, capital providers, Vendors, consumer borrowers and other parties with whom Sunlight conducts business, or any potential channel partner, capital provider, Vendor, consumer borrower other party with whom Sunlight is exploring conducting business, is potentially the largest risk/critical issue and responsibility of the Sunlight Team. To that end, we prohibit the use or disclosure of any such information except to the extent necessary to satisfy the teammate’s job responsibilities. Please contact the Head of Compliance with any concerns or questions relating to the treatment of any data belonging to a consumer or any other of these parties.

▪	Core Value: Passionate

General

The Sunlight Team is committed to performing at our very best, not just for the success of Sunlight, but also for the support of our Partners in developing their businesses and the communities in which we operate, as well as to offering benefits that inspire and attract top talent with a passion for creating value and the Sunlight mission.

The Sunlight Team is Intellectually Curious about the Sunlight Business and the Industries in which Sunlight does or may Operate.

The Sunlight Team is committed to the business and growth of the Company. Sunlight’s teammates approach their work with curiosity, urgency, and a desire to always improve and offer “better” to Sunlight’s Partners. Sunlight’s business is growing quickly with a need for fast but thoughtful responses to opportunities and challenges. Sunlight values urgency, yes, but also excellence in our output.

Sunlight seeks to foster an open environment where teammates feel comfortable in offering new ideas, the prospect of new relationships and new approaches. Great ideas come from potentially surprising sources! Sunlight Leadership believes in the commitment of the Sunlight Team and have an ear for all creative offerings.

The Sunlight Team is Committed to ESG (“Environmental, Social and Governance”) Principles

Sunlight promotes sustainability in its foundational residential solar product and the financing of energy efficient home improvement projects. Sunlight is also committed to sustainability and other ESG principles in its operations and in the approaches to how Sunlight does business. Sunlight invests in favorable benefits to assure the Sunlight Team and their families of good healthcare and the opportunity to build wealth through a 401K match program and, for strong performers at all levels, the opportunity to participate in the Sunlight equity incentive and teammate stock purchase plan. Sunlight is interested in understanding the needs of its teammates and seeks to address needs within the reasonable ability of the Company and market standards.

Sunlight is Committed to Bettering the Communities in which Sunlight Teammates Live and Work

Sunlight believes that it is responsible for contributing towards improving the welfare of the communities in which Sunlight teammates live and work. Sunlight also seeks to hire individuals with shared values as a priority – which means that Sunlight knows that the Sunlight Team is similarly concerned about their communities. Accordingly, Sunlight provides all teammates with two (2) hours of paid time off each month to volunteer/support their communities. All teammates are encouraged to use that time either to volunteer with an organization personally important in accordance with your priorities or to coordinate/participate in a volunteer opportunity involving your teammates.

For more information, see the “Volunteer Time” Section of Sunlight’s Teammate Handbook.

▪	Core Value: Scrappy

General

The Sunlight Team is resourceful and innovative in its approach to solutions. Teammates are expected to abandon any hierarchical perspectives to “get the job done” and support the success of Sunlight’s business objectives – across all levels and for the support of Sunlight’s success and the success of Sunlight’s Partners.

Sunlight is Committed to Cross Training and to Hiring and Developing Teammates who have an “All In” perspective.

Sunlight teammates realize that business peaks and troughs, business talent requirements or just what it takes to support a high growth, mid-cap Company such as Sunlight, in evolving public markets, is forever shifting and requires teammate flexibility. Sunlight values and rewards teammates who “pitch in” at whatever level or however mundane the task to pull Sunlight across the momentary “finish line”, whatever it shall be. Sunlight also realizes how critical that willingness and engagement is to the ultimate success of Sunlight’s business and is committed to rewarding teammates accordingly.

Equally, Sunlight understands the importance of, and is committed to, performing teammates who wish to gain new experience and find ways to contribute that are outside of their past experiences. To that end, Sunlight is committed to posting new roles internally and, as appropriate, to developing internal talent in context of new opportunities. Sunlight encourages all teammates to apply for new roles but, at the same time, to understand and accept the burden of stepping into a new position. If awarded, Sunlight Teammates are expected to put their utmost efforts into fulfilling Company expectations of the role. Sunlight will invest in your development but also asks that you commit the additional time and effort to being successful in a new role for the benefit of the Company.

▪	Core Value: Fair

General

Sunlight seeks to be unbiased and even-handed in how the Company approaches, and what the Company requires, of teammates, Sunlight Partners, Vendors, and other parties with which Sunlight may engage. Sunlight has established a robust set of policies to assure that fair and ethical business standards and processes are followed by the Sunlight Team at all times. Sunlight has similarly established business expectations that acknowledge the need for teammates to sometimes pursue some personal matters during the workday but, at the same time, is clear about the Company requirements related to productivity and the preservation of Company assets.

Sunlight also recognizes that great ideas come from variety of sources and encourages all teammates to feel comfortable in offering perspectives and to collaborate in the consideration of new ideas (or in offering ideas!). Sunlight hires the best and we want to hear from you.

Sunlight is Committed to Treating its Partners with Fairness and with an Open Mind.

Sunlight seeks to treat all of its Partners with fairness, offering them competitive business terms and accommodations. Sunlight teammates are encouraged to bring Partner concerns and the teammate’s ideas to address those concerns, to Senior Leadership. Sunlight values every Partner and prides itself on its ingenuity in developing solutions to partnership challenges.

Sunlight is Committed to Fair Dealing in the Conduct of its Business

Sunlight is committed to acting ethically and fairly in the conduct of business. The Sunlight Team does not make disparaging or untrue statements about Sunlight competitors and does not make inaccurate or unfair comparisons between Sunlight’s competitors’ technology, loan products or other aspects of their business and our own. Additionally, the Sunlight Team is committed to collecting information regarding Sunlight’s competitors and the industries in which the Company operates in an ethical manner. You are prohibited from using illegal or deceptive tactics to obtain information regarding our competitors or, should you come into possession of competitor confidential information that constitutes trade secrets as defined by law, you are prohibited from sharing such information internally and from using such information to the competitive benefit of Sunlight. If you are uncertain whether or not information in your possession constitutes a trade secret, you are obligated to seek out the advice of the Legal Department prior to sharing or making use of such information. You are further prohibited from sharing with Sunlight any confidential information obtained from or relating to any of your former employers that you acquired in the course of your employment with that party, and you are obligated to inform Sunlight of any agreement you may have executed in favor of your prior employer, including restrictive covenants, such as non-compete, non-solicitation or confidentiality agreements.

Sunlight Follows Fair Competition Legal Requirements

Sunlight believes in competing fairly, including by complying with all applicable fair competition laws, rules, and regulations, including antitrust laws, that prohibit certain activities like price fixing, market division, customer allocation and other agreements in restraint of trade. If you receive any communication from a competitor that in any way suggests a combination of effort in a way that could have a restraint on trade, you should immediately discontinue the communication and report the incident to the Legal Department. If you are unsure if the communication relates to a prohibited topic, you are responsible for requesting additional guidance from Legal.

Avoiding Conflicts of Interest is Central to Making Unbiased Business Decisions

A “conflict of interest” arises when your personal interests compromise your ability to make fair and unbiased decisions in your role at Sunlight. Teammates must not place themselves in situations that create, or appear to create, a conflict of interest. Senior Leadership, the Sunlight Team as a whole, Sunlight’s Partners and Vendors must all feel confident that business decisions made by teammates are uncompromised by personal interests that may differ from the interests of the Company. Teammates who find they do have a conflict of interest or could be perceived as having a conflict of interest should inform Human Resources immediately. Sunlight will consider alternatives to alleviate any potential negative repercussions or concerns for repercussions, which may include altering the teammates responsibilities. For more information, see the “Employment at the Company” Section of Sunlight’s Teammate Handbook.

Loans to Teammates

Sunlight will not make, renew or amend personal loans to teammates unless these loans are legally permissible and are offered in the ordinary course of Sunlight’s business, on terms and conditions generally available to the public. “Personal Loans” include, but are not limited to, loans such as home equity lines of credit and loans on insurance policies. Personal loans to an executive officer or director will be reported to and reviewed by the Audit Committee within the calendar year in which the personal loan is made. For more information, see Sunlight’s Related Party Transactions Policy.

Securities Ownership

You are prohibited from owning any stock or other securities of any of Sunlight’s Partners except publicly traded securities purchased in the market.

Business Relationships

You are prohibited from having any contract of any nature in connection with which you realize compensation or otherwise benefit in a way that is or could be perceived as a conflict of interest, whether formal or informal, with any of Sunlight’s Partners or Vendors over which you have any authority to engage or not engage.

Familial, Romantic and Sexual Relationships with Other Teammates

We want to avoid any actual or apparent favoritism relating to the hiring, promotion or transfer of any individual that is either a “family member” (including spouses, parents, siblings, children, grandparents, other relatives by either blood or marriage, or a member of the same household) or a “partner” (by virtue of a dating, romantic, sexual and/or similar relationship) of any of our teammates. As a result:

•	No individual will be considered for employment if the applicable position is in the same department or line of authority as the teammate that is their family member or partner.

•	No teammate is permitted to report to their family member or partner and no teammate will be hired, promoted, or transferred into any such position.

You are required to immediately notify Human Resources if you are in (a) the same department as another teammate that becomes a family member or partner or (b) a managerial position to another teammate that becomes a family member or partner. If after sixty (60) days you and the other teammate are unable to independently resolve the situation in manner satisfactory to Sunlight, your respective managers will work with Human Resources to determine an appropriate resolution.

Romantic and Sexual Relationships with Sunlight Partners and Vendors

Avoiding any actual or apparent favoritism relating to the hiring, promotion, or transfer of any teammate (a) that is a family member of any director, officer, employee, or contractor of any of our current or prospective Partners or (b) into a position that would require them to report to or regularly interact with their partner or any of their family members that are Sunlight Partners is required. As a result:

•	No individual will be considered for employment if that individual is a family member of a Sunlight Partner.

•	No teammate is permitted to report to or regularly interact with their partner or any of their family members who are Sunlight Partners, and no teammate will be promoted or transferred into any such position.

You are required to immediately notify Human Resources if you become a family member or partner of any Sunlight Partner. Human Resources will work with you to resolve the conflict but, if Human Resources cannot find another suitable resolution, you may be asked to resign or be terminated without cause. Teammates are also obligated to report to Human Resources if they are aware of any conduct that is described above.

The foregoing is not an exhaustive list of all actual, potential, or perceived conflicts of interest that may arise in the conduct of our business. Sunlight may make exceptions from time to time but only with the written approval of the General Counsel, Human Resources, and the department(s) to which the relevant teammate(s) are assigned.

Approval Before Accepting Board Memberships or Leadership Roles

Before agreeing to serve on the board of directors or in any other leadership role for another company that does business with Sunlight or that is active in the same or similar industries, you are required to obtain the written approval of your Executive Manager and Human Resources to ensure that your service does not create a conflict of interest.

Corporate Opportunities Must Be Directed to Sunlight

You are prohibited from using any information or property belonging to Sunlight for personal gain. Similarly, you cannot compete with Sunlight by engaging in the same or a similar line of business, investing in the same or similar line of business (other than public stock purchases in the market and to the extent that you own less than 5% of the voting control of any such company) or by taking for yourself any business opportunities that could benefit Sunlight.

Only Certain Gifts and Entertainment Are Permitted

Accepting gifts from Sunlight Partners or Vendors or potential Sunlight Partners or Vendors, competitors, or other participants in the industries in which Sunlight participates may compromise or appear to compromise a teammate’s decision making. You are permitted to exchange gifts with Sunlight’s Partners or Vendors if the gifts (a) are of insignificant value and are only exchanged on an infrequent basis or (b) consist solely of promotional or branded items of nominal value. You are not permitted to receive either extravagant gifts or gifts of cash, gift cards or other cash equivalents from Sunlight’s Partners or Vendors.

Similarly, you are permitted to attend entertainment events with Sunlight’s Partners or Vendors if attending is intended to build, nurture, or maintain the relevant relationship for the benefit of Sunlight or if topics relating to Sunlight’s business or industries will be discussed. The Partner or Vendor, as the case may be, extending the invitation or members of their organization must also attend the event.

None of you, your partner nor of any of your family members may receive any compensation, including gifts (including the opportunity to attend or participate in entertainment activities), if doing so could appear to influence your decision-making on behalf of Sunlight.

For more information, see Sunlight’s Anti-Corruption Policy and Gift Policy.

Using and Protecting Sunlight’s Information and Property

Sunlight’s proprietary information (including any Sunlight trade secrets or nonpublic information that could be useful to a competitor or that could adversely affect Sunlight or its Partners or Vendors if disclosed) remains strictly confidential except if disclosure is expressly permitted by Sunlight’s contractual relationship with the relevant Partner or Vendor or applicable law, rule or regulation, and the General Counsel or Corporate Compliance Officer has approved the disclosure.

Sunlight’s physical and intellectual property (“Sunlight Assets”) is also an important asset of the Company and Sunlight is committed to protecting the Sunlight Assets from loss, damage or unauthorized use or access. This applies to all of Sunlight’s property located at any Sunlight workplace, a teammate’s home or any other location and any intellectual property, whether registered or rights by common law (such as trademarks, patents, trade secrets, copyright protected material or other property and information technology resources (such as computer networks, servers, hardware, software and other electronic information or assets).

While Sunlight’s property is intended to be used only for legitimate business purposes, you are permitted to use Sunlight’s technology resources for de minimis personal use so long as it does not interfere with your job performance or productivity.

To ensure Sunlight’s information and property are protected accordingly, you are required to:

•	Lock your computer and other electronic devices if they will be left unattended at any time.

•	Establish and use passwords that comply with Sunlight’s Information Security Policy and do not share your passwords with any other individual or keep records of them that are easily accessible by a third party.

•	Be conscious of your physical surroundings and do not discuss confidential information in any public place (e.g., airplane, airport, restaurant or bar, store, or other public transport).

•	Be conscious of phishing attempts and other electronic threats and do not open e-mails or attachments that appear suspect or that are sent by individuals unfamiliar to you. (You are accountable for understanding and following the information provided by the Company in its information security training modules and intermittent updates. Failure to be accountable for such information may be subject to disciplinary action up to and including termination.)

For more information, see Sunlight’s Information Security Policy.

Protecting Our Business Partners’ Intellectual Property

Sunlight’s reputation is contingent upon its capacity to protect not only Sunlight Assets but also the information and assets of its Partners. Accordingly, Sunlight applies its policies that protect Sunlight Assets to the intellectual property, trade secrets, confidential information, and other assets (“Partner Assets”) of Sunlight Partners in the same manner and to the same extent as Sunlight does to protect the Sunlight Assets. Put simply, you are prohibited from using Partner Assets without the approval of the General Counsel or Corporate Compliance Officer and your manager.

Maintaining Accurate Financial and Accounting Records

Providing accurate and reliable financial information on a periodic and timely basis to our stockholders, governmental agencies, regulatory authorities, and certain other persons is critical. Sunlight’s books and account records are maintained in accordance with the public company, generally accepted accounting principles in the United States. All financial accounting records and supporting information must be retained or disposed of only in accordance with Sunlight’s Document Management Policy and Document Retention Policy.

Ensuring that our financial and accounting records are maintained in strict accordance with Sunlight’s internal controls and on the basis of accurate and complete data to support each entry on our books is dependent upon receipt of complete and accurate information from all teammates. You are prohibited from concealing or attempting to conceal any information from Sunlight’s Senior Leaders, Finance Department, or independent auditors. If you suspect any fraud in our financial reporting, disclosures, or internal controls, you are required to immediately report it to Sunlight’s General Counsel or you may report it anonymously through the Sunlight Whistleblower hotline.

For more information, see Sunlight’s Whistleblower Policy.

Public Announcements and Disclosures

Sunlight Financial Holdings Inc. is a publicly held corporation and its shares are currently trade on the New York Stock Exchange. As a result, the public is entitled to periodic communications from Sunlight regarding our financial condition and results of operations. It is vital that we communicate only complete and accurate information in order to avoid misleading (intentionally or otherwise) the Securities and Exchange Commission (the “SEC”), any applicable securities exchange or the public about Sunlight’s current financial position or business opportunities.

All members of the Sunlight Team share a responsibility to ensure that material information potentially impacting Sunlight’s financial position, results of operation or business opportunities are reported on a current (timely) basis to Sunlight’s Finance Department. Sunlight’s Disclosure Committee, Legal Department, Finance Department, and head of business and investor relations are tasked with assisting the Company in ensuring that required disclosures are both complete and accurate and made in a timely manner.

All Sunlight Teammates are prohibited from (a) disclosing any material information relating to Sunlight unless that information has already been disclosed to the public (“material information” for purposes of the above is defined as any information that may be relevant to a reasonable investor’s investment decision). The standard should be interpreted broadly (conservatively) and if you have any doubt you should confer with the General Counsel or Corporate Compliance Officer) and (b) using any such information for your own personal gain or disclosing it to any other person who may use such information for their own personal gain.

Sunlight has Zero Tolerance for Insider Trading

Insider Trading is a federal crime that carries serious personal penalties, including incarceration. Insider Trading entails using material, non-public information (“inside information”) to purchase or sell any securities of Sunlight or providing inside information to another for the purpose of using the information to trade (referred to as “tipping” under securities laws). Information is generally regarded as “material” if it has market significance, meaning that (a) its public dissemination is either likely to affect the market price of securities or (b) if it otherwise is information that a reasonable investor would want to know before making an investment decision. Examples include (amongst others):

•	Actual, estimated or anticipated (projected) financial results;

•	New Partnerships or the loss of Partnerships that could have a material adverse impact on financial results/negatively impact publicly released financial guidance.

•	Discussions relating to prospective mergers, acquisitions or divestitures;

•	New or threatened material litigation, enforcement actions or other developments in previously outstanding litigation that could negatively impact financial results or Sunlight’s reputation and business prospects; and

•	Proposed changes to Sunlight’s Leadership.

Information is considered "non-public" if it has not been distributed in a manner that makes it generally available to investors. Publication of information on Sunlight’s website, alone, will not be considered to make the information publicly available. You cannot use inside information for any personal gain or for the gain of a partner, a family member, a friend, or any other person before its disclosure to the public. Any insider trading, tipping or other use of inside information for the purpose of any such gain will result in the immediate termination of your employment with Sunlight and carry possible criminal charges.

If you are unsure if any information that you possess constitutes inside information, you are required to obtain guidance from Sunlight’s General Counsel or Corporate Compliance Officer before acting on that information.

For more information, see Sunlight’s Insider Trading Policy.

Sunlight has Zero Tolerance for Corruption and Money Laundering

Sunlight is diligent in its commitment to comply with applicable laws and regulations relating to the prevention of corporate corruption, including the U.S. Foreign Corrupt Practices Act, the Bank Secrecy Act, the U.S. Patriot Act and other laws, regulations and rules related to money laundering, corrupt financial practices, and similar financial crimes. As a result, Sunlight teammates may not:

•	Offer or accept a “bribe”, which is anything of value that is given with the intent of influencing a transaction or business decision.

•	Offer or accept a “kickback”, which is anything of value that is given to someone who has facilitated a transaction or business decision.

All Sunlight teammates must be vigilant in their dealings with Sunlight Partners to detect and avoid these situations, including by ensuring that all due diligence required pursuant to Sunlight’s Third-Party Risk Management Policy has been thoroughly conducted. If you are aware of any teammate offering or accepting a bribe or a kickback, you are obligated to immediately report it to Human Resources or Sunlight’s General Counsel or Corporate Compliance Officer. Your acceptance of any bribe or kickback will result in the immediate termination of your employment and may also carry criminal charges.

As well, if you are asked to participate in behavior that you believe is, or may, constitute money laundering, you are required to immediately report it to Human Resources, the General Counsel or the Corporate Compliance Officer. Your participation in any money laundering activities will result in the immediate termination of your employment with Sunlight and may also carry criminal charges.

For more information, see Sunlight’s Bank Secrecy Act/Anti-Money Laundering Policy.

International Trade Restriction Compliance

As a United States entity, we are required to comply with all economic and trade sanctions established by the U.S. Office of Foreign Assets Control (“OFAC”), including, among other things, extensive restrictions on financial transactions.

Sunlight is also required to comply with all U.S. “anti-boycott” laws, which prohibit or penalize participation in and cooperation with international boycotts not sanctioned by the United States and require reports to the United States government of specified information related to unsanctioned boycotts.

Any concerns about offered participations or violations of these requirements by any Sunlight Teammate, Partner or Vendor should be reported immediately to the General Counsel or Corporate Compliance Officer.

▪	Core Value: Inclusive

Nurturing and Maintaining Diverse and Inclusive Workplaces is Key to Sunlight’s Success

Creating, nurturing, and maintaining workplaces in which all Sunlight teammates have the opportunity to participate and contribute to the success of Sunlight’s business, and valuing these teammates for their unique skills, experiences and perspectives is the cornerstone to Sunlight’s culture of openness and innovativeness . .. . and therefore success. Sunlight’s continued growth and success is dependent upon the Company’s ability to ensure the continued diversity of the Company workforce.

Sunlight is Committed to Making Unbiased and Fair Decisions as it Relates to Talent Development, Performance Measurement and Compensation

Sunlight is committed to fairness to all teammates in deciding compensation, job responsibilities, talent development, promotion, performance assessment and otherwise. Sunlight’s compensation philosophy is merit-based and seeks to reward and inspire strong performance. Sunlight is also committed to offering competitive (market) compensation with an acute attention to pay equity and in all matters to taking a fair and balanced approach to its employment practices.

Sunlight will not Tolerate Harassment and Discrimination

Sunlight teammates are expected to always treat each other with respect. Sunlight prohibits all forms of harassment and discrimination in our workplace. “Harassment” is any unwelcome conduct (whether physical, verbal, or visual) that has the purpose or effect of creating an intimidating, hostile, or offensive work environment. Examples of harassment include (amongst others):

•	Offensive jokes or remarks on the basis of a teammate’s race, color, ancestry, national origin, sex, sexual orientation, gender, gender identity, gender expression, marital status, religion, age, disability, military service or any other characteristic protected by law;

•	Requests for sexual favors or unwanted sexual advances; and

•	Making lewd faces or sexually suggestive hand gestures.

If you believe that you have been harassed or discriminated against, or if you have witnessed or otherwise know of a teammate that is engaging in harassment or discrimination or that is being harassed or discriminated against, you are strongly encouraged to immediately report it to Human Resources.

For more information, see the “Anti-Harassment Policy and Complaint Procedures” Section of Sunlight’s Teammate Handbook.

Sunlight believes that Harnessing the Power of Diversity Drives Innovative Solutions for the Company’s Business and Challenges

Sunlight’s inclusive workplace cultivates success because diverse backgrounds, cultures and experiences lead to a diversity of thought, innovative problem solving and creative ideas for growth. Sunlight rewards articulation of unique perspectives and ideas. Again, we want to hear from you!

Political Activities

While Sunlight understands that teammates may desire to be politically active and to support political candidates, parties and political organizations that most align with their respective political beliefs and values, notwithstanding, out of Sunlight’s desire to be inclusive and the idea that we are bettered by the inclusion of all perspectives, teammates are prohibited from encouraging or coercing any fellow teammate to vote for a particular candidate, political party or in support of any particular cause.

Sunlight is committed to cultivating an environment where all teammates are comfortable in coming to the office and interacting with one another without experiencing bias with respect to their personal political beliefs.

Teammates are also prohibited from using any of Sunlight’s resources, including e-mail and office supplies, to promote any political candidates regardless of their political party or the office that they are seeking. Teammate political activities must be conducted on their personal time.

The Company has adopted a Political Engagement Policy designed to support political activity by the Company in support of Sunlight’s business.

For more information, see Sunlight’s Political Engagement Policy. General Solicitation of Teammates

General Solicitation of Teammates

The comfort of our teammates in working together efficiently and cohesively is important to the free generation of ideas and the open and frank flow of information that drives Sunlight’s success. To avoid interference with that comfort and collegiality, Sunlight teammates are prohibited from soliciting another teammate, whether during work hours or work email, or through use of addresses, except in connection with charitable organizations or community service activities that are sponsored or otherwise endorsed by Sunlight. Similarly, Sunlight teammates are prohibited from distributing to other teammates or to Sunlight Partners any materials in respect of charitable organizations or community service activities that are not sponsored or otherwise endorsed by Sunlight. You are not permitted to post any such materials at any of Sunlight’s workplaces without the permission of Human Resources.

▪	Core Value: Talent-Focused

General

Sunlight is committed to identifying and hiring the most talented, inspired, and inspiring, and superior team available in all jurisdictions where the Company is in the market. The Company understands that finding the right person that will drive the Company forward in its business objectives, contribute innovative thought to the Company’s deliberative processes and add to the culture that supports Sunlight success, is critical.

Sunlight is Committed to Inclusion and Diversity in Recruitment, Hiring and Retention of Teammates

The Company well understands that its success and growth will be enhanced by creating, nurturing, and maintaining a diverse workforce valued for their unique skills, abilities (hiring, performance assessments, retention programs, development opportunities, promotion, compensation, etc.) and perspectives. This means that Sunlight makes, and will continue to make, employment decisions regarding teammates based solely on merit and not on the basis of race, color, ancestry, national origin, sex, sexual orientation, gender, gender identity, gender expression, marital status, religion, age, disability, military service or any other characteristic protected by law. Sunlight’s sole objective is to hire the best talent with shared values.

For more information, see the “Employment at the Company” section of Sunlight’s Teammate Handbook.

Enforcement

Every member of the Sunlight Team has a vested interest in the success of Sunlight’s business, which is dependent upon its team having an interest in following this Code and ensuring that we all conduct Sunlight’s business in accordance with Sunlight’s Core Values as described herein. Because this Code cannot possibly cover every possible challenging circumstance that you may experience and therefore may give rise to a question in your mind about the right action, it may be helpful to ask yourself the following questions in response to a concerning circumstance or your contemplated response to that circumstance:

•	Am I sure it is legal?

•	Is it consistent with this Code (or am I unsure)?

•	Is it reflective of Sunlight’s Core Values?

•	Would I be comfortable if the Chief Executive Officer, Chief Financial Officer or the General Counsel knew about it?

If you answer any of the foregoing questions above in the negative, or if you have additional questions or concerns regarding this Code and its applicability to any circumstances you are facing, a number of additional resources are available to you to assist you:

Your Manager

Your manager is uniquely familiar with your role and responsibilities and will often be the individual best situated to address your questions or concerns. If for whatever reason you are not comfortable discussing your concerns with your manager, or this policy requires that you should raise your concerns with Human Resources and/or the General Counsel or Corporate Compliance Officer, you should do so but also understand that all of these parties are committed to being sensitive to the difficulties of stepping forward.

Human Resources

Human Resources can address your questions or concerns regarding employment policies and other workplace issues and can direct you to appropriate resources for other questions or concerns. In addition, you may report any actual or suspected violations of our Code, our other policies or applicable laws and regulations to the Head of Human Resources by e-mail at Marnie.Woodward@SunlightFinancial.com

General Counsel and Corporate Compliance Officer

Either the General Counsel or the Corporate Compliance Officer can address your questions or concerns regarding the interpretation of this Code and any related and applicable laws, rules, and regulations. To contact the Legal Department, you may e-mail Legal@sunlightfinancial.com. In addition, you may report any actual or suspected violations of this Code, Sunlight’s other applicable policies, or applicable laws and regulations or any other matter related to the subject matter of this policy to the General Counsel or Corporate Compliance Officer at General.Counsel@SunlightFinancial.com.

Chief Financial Officer or Managing Director – Accounting

The Chief Financial Officer and/or the Head of Accounting can address your questions or concerns regarding the Sunlight audit, accounting, internal controls, or other financial matters.

Sunlight Whistleblower and Ethics Hotline

•	The Sunlight Whistleblower and Ethics Hotline (the “Hotline”) is available to Sunlight teammates as an independent, secure, and confidential option to report any actual or suspected violations of this Code, our other material policies of the Company as referenced herein or any other actual or suspected applicable law, rule or and regulation. Although you are generally permitted to remain anonymous, we encourage you to identify yourself and to provide as much information as possible regarding your concern so that we can conduct a thorough investigation. To contact the Hotline, please call 844-929-3031 or visit https://sunlightfinancial.ethicspoint.com/.

If you report any suspected violation of this Code, other Sunlight policies or applicable laws, rules or regulations, Sunlight pledges to confidentially and thoroughly investigate your concerns in a timely manner. As articulated above, Sunlight will absolutely not tolerate retaliation against any teammate who reports a suspected violation in good faith.

Amendments, Modifications and Waivers

Sunlight is committed to continuously reviewing and updating its policies, including this Code. Sunlight, therefore, reserves the right to amend this Code at any time, for any reason, subject to applicable law. Any amendment or modification of this Code must be approved by our Board of Directors (the “Board”) and promptly disclosed in accordance with applicable laws and regulations. Any waiver of any provision of this Code for any member of the Executive Leadership Team or director of the Company must be approved by our Board, or a committee authorized by our Board, and promptly disclosed pursuant to applicable laws and regulations. Any waiver of any provision of this Code for any other Sunlight teammates, Senior Leadership, Partner, Vendor, or other parties doing business with Sunlight or working on behalf of or providing services to Sunlight must be approved in writing by the General Counsel or Corporate Compliance Officer.